-----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                    (FINAL)
                                       to
                                 SCHEDULE 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                          HOLMES PROTECTION GROUP, INC.
                            (Name of Subject Company)

                             TYCO INTERNATIONAL LTD.
                              T9 ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)



                                    436419105
                      (CUSIP number of class of securities)

                    MARK H. SWARTZ, EXECUTIVE VICE PRESIDENT
                        C/O TYCO INTERNATIONAL (US) INC.
                                  ONE TYCO PARK
                           EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             JOSHUA M. BERMAN, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 715-9100

                                Page 1 of 6 pages
                       Exhibit Index is located on page 5

         T9 Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated January 6, 1998, as amended (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Holmes Protection Group, Inc., a
Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D- 1.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended to add the following:

         "The Offer of the Purchaser to purchase all outstanding Shares of the Company expired at 12:00 midnight, New York City time, on Tuesday, February 3, 1998. The tendered Shares were accepted by the Purchaser for payment, subject to the terms of the Offer. Tyco issued a press release on February 4, 1998, in which it disclosed that the Depositary had informed it that an aggregate of 6,115,891 Shares, representing approximately 97% of all the outstanding Shares (including Shares subject to guaranteed delivery procedures), were tendered and not withdrawn prior to the Expiration Date."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(10)  Press release, issued February 4, 1998.

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1998


                                      TYCO INTERNATIONAL LTD.

                                      By:  /s/ Mark H. Swartz
                                           --------------------------
                                           Name:  Mark H. Swartz
                                           Title: Executive Vice President and
                                                  Chief Financial Officer

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 1998


                                           T9 ACQUISITION CORP.

                                           By:  /s/ Mark H. Swartz
                                                --------------------------
                                                Name:  Mark H. Swartz
                                                Title:  Vice President

                                  EXHIBIT INDEX




                                                                    Sequentially
Exhibit                                                              Numbered
Number                             Description                          Page
--------------------------------------------------------------------------------

(a)(10)           Press release issued on February 4, 1998                  6

FOR IMMEDIATE RELEASE                              CONTACT:
                                                   David P. Brownell
                                                   Senior Vice President
                                                   Tyco International (US) Inc.
                                                   (603) 778-9700


                  TYCO INTERNATIONAL COMPLETES TENDER OFFER FOR
                          HOLMES PROTECTION GROUP, INC.

         Hamilton, Bermuda, February 4, 1998 -- Tyco International Ltd. (NYSE-TYC, LSE-TYI) announced today that it has completed its $17 per share cash tender offer for all outstanding common shares of Holmes Protection Group, Inc. (NASDAQ-HLMS) ("Holmes"). The offer expired by its terms at 12:00 midnight, New York City time, on February 3, 1998.

         According to ChaseMellon Shareholder Services, L.L.C., the depositary, 6,115,891 common shares, representing approximately 97% of the outstanding common shares of Holmes, were tendered by shareholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

         Tyco International Ltd., a diversified manufacturing and service company, is the world's largest manufacturer and installer of fire protection systems, the largest provider of electronic security services in North America and the United Kingdom and has strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and underwater telecommunications systems. The Company operates in more than 75 countries around the world and has annual revenues in excess of $11 billion.


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